Dune Energy, Inc.

Two Shell Plaza

777 Walker Street, Suite 2450

Houston, Texas 77002

October 25, 2007

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E., Mail Stop 7010

Washington, D.C. 20649

Attn:	Anne Nguyen Parker, Branch Chief

RE:	Dune Energy, Inc.;

Registration Statement on Form S-3 originally

filed August 15, 2007 (File No. 333-145477)

Dear Ms. Parker:

Dune Energy, Inc. (the “Company”) respectfully requests, pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, that the Commission declare the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) effective at 2:00 PM (EST) on Friday, October 26, 2007 or as soon as practicable thereafter.

The Company acknowledges and confirms to the Commission that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Dune Energy, Inc.

By:	/s/ James A. Watt
James A. Watt
Chief Executive Officer